United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               (Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

               (Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

               (Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               (Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETINGS OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 27, 2005.

PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766

01 -	LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 27, 2005, at 4:30 p.m.

02 -	PANEL:

Chairman:   Mr. Ricardo Carvalho Giambroni
Secretary:   Mrs. Kátia Christina Vasconcelos Rabelo de Melo

03 -	ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present are Mr. Mario da Silveira Teixeira Junior, Vice Chairman of the Board of Directors, Mr. Roger Agnelli, CEO, Mr. Fabio Barbosa, CFO, and the representative of External Auditors, Deloitte Touche Tohmatsu Auditores Independentes, Mr. Marcelo Cavalcanti Almeida, pursuant to § 1, of Article 134, of Law # 6,404/76, and Messrs Pedro Carlos de Mello, Marcelo Amaral Morais and Oswaldo Mário Pego de Amorim Azevedo, effective members of the Audit Committee, pursuant Article 164 of Law #6,404/76.

04 -	SUMMONS:

Publication of Notice, published in the Jornal do Commercio, in the Official Gazette of the State of Rio de Janeiro, as well as in the DCI on March 29, 30 and 31, 2005, with the following Orders of the Day:

ORDINARY GENERAL SHAREHOLDERS MEETING

a)	appreciation of the management report and analysis, discussion and voting for the financial statements referring to the fiscal year ended December 31, 2004;

b)	proposal for allocating the income of the fiscal year ended December 31, 2004, and consequent approval of CVRD investment budget;

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

c)	election of members of the Board of Directors;

d)	election of members of the Fiscal Council; and

e)	establishment of the total remuneration of the members of the Company’s management and Fiscal Council.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

a)	proposal to increase the Share Capital, by capitalizing reserves, without issuing shares and with the consequent alteration of the caption of Article 5 of the Company Bylaws; and

b)	the new text of the CVRD Dividend Policy.

05 -	READING OF DOCUMENTS:

The reading of the following documents was unanimously waived, as the content of the same was already known to the shareholders: Ordinary General Shareholders Meeting & Extraordinary General Shareholders Meeting Public Notification, published in the Jornal do Commercio, in the Official Gazette of the State of Rio de Janeiro and in the DCI on March 29, 30 and 31, 2005, Management Report, Financial Statements, including Consolidated Statements, External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, published in the Jornal do Commercio, in the Official Gazette of the State of Rio de Janeiro and in the DCI on April 5, 2005, Proposal relating to allocation of the income for the year 2004, Proposal to increase Share Capital through capitalization of reserves, only reading the relevant reports of the Board of Directors and Fiscal Council concerning the Management Report and Financial Statements referring to the fiscal year ended December 31, 2004, as the reading of the remaining reports of the Board of Directors and Fiscal Council was waived because a copy of them was delivered to each of the Shareholders attending this Meeting.

Therefore, after discussion and comments by the Shareholders on the above mentioned documents, the following decisions were made:

06 -	DELIBERATIONS

The following deliberations were approved unanimously by the voting shareholders, not counting, however, the dissension in the form of voting abstention, by the funds managed by BB Asset Management DTVM S.A. and by Caixa Econômica Federal with regard to items 6.2, 6.3, 6.4, 6.6, 6.7, 6.8, 6.9 and 6.10, by the funds managed by Dynamo Administração de Recursos Ltda. with regard to items 6.5.1, 6.6 and 6.7, and the Federal Union with regard to items 6.2, 6.3, 6.6, 6.7, 6.8, 6.9 and 6.10 below, and

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

the abstention of shareholders in accordance with the voting authenticated by the presiding officer and filed at Company headquarters.

ORDINARY GENERAL SHAREHOLDERS MEETING

6.1 -	the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant article 130, § §1 and 2, of Law # 6,404/76;

6.2 -	the Management Report and Financial Statements, with favourable opinion by the Fiscal Council and Board of Directors in the meeting held on March 21, 2005, and with the External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes were approved, related to the fiscal year ending on December 31, 2004;

6.3 -	the Proposal by the Executive Board, with the favorable opinions by the Board of Directors and Fiscal Council in the meeting held on March 21, 2005, was approved, to allocate earnings from the year ending on December 31, 2003, as follows:

“PROPOSAL FOR THE APPLICATION OF NET INCOME FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004 - Gentlemen of the Board, The Executive Board of Companhia Vale do Rio Doce, bearing in mind article 192 of Law #6,404/76 (with the new amendment given by Law #10,303/01) and articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors, for the application of the net income for the financial year ended December 31, 2004. The net income in the period, as recorded in the Financial Statements, amounted to R$ 6,459,518,547.20 (six billion, four hundred fifty nine million, five hundred eighteen thousand, five hundred and forty seven Brazilian reais and twenty cents), calculated according to the accounting principles set out under Brazilian Corporate Law and the norms and dictates of the Comissão de Valores Mobiliários (CVM — Brazilian securities and Exchange commission) and those of IBRACON — the Institute of Independent Brazilian Auditors (BR Gaap). To the net earnings figure should be added the realization of the unearned income reserve in the amount of R$ 211,538,151.00 (two hundred eleven million, five hundred thirty eight thousand, one hundred and fifty one Brazilian reais). The total profit for the financial year 2004 amounted to R$ 6,671,056,698.20 (six billion, six hundred seventy one million, fifty six thousand, six hundred ninety eight Brazilian reais and twenty cents) for which we propose the following applications: I — LEGAL RESERVE: 5% (five percent) of the net income should be placed into this reserve, up to a limit of 20% (twenty percent) of the Company’s Share Capital, under the provisions set forth in article 193 of Law #6,404/76 and article 42 of the Company Bylaws, amounting to R$ 322,975,927.36 (three hundred twenty two million, nine hundred seventy five thousand, nine hundred and twenty seven Brazilian reais and thirty six cents). II — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY: The compulsory dividend of 25% (twenty five percent), as established in article 202, of Law #6,404/76 and in article 44 of the Company Bylaws, is determined on the base of the adjusted net profit which for the financial year 2004 amounted to R$ 6,307,418,197.76

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

(six billion, three hundred seven million, four hundred eighteen thousand, one hundred and ninety seven Brazilian reais and seventy six cents). This corresponds to the net earnings in the year of R$ 6,459,518,547.20 (six billion, four hundred fifty nine million, five hundred eighteen thousand, five hundred and forty seven Brazilian reais and twenty cents), deducting the constituted legal reserve of to R$ 322,975,927.36 (three hundred twenty two million, nine hundred seventy five thousand, nine hundred and twenty seven Brazilian reais and thirty six cents), the tax incentive reserve of R$ 40,622,573.08 (forty million, six hundred twenty two thousand, five hundred and seventy three Brazilian reais and eight cents) while adding the realization of the unearned income reserve of R$ 211,538,151.00 (two hundred eleven million, five hundred thirty eight thousand, one hundred and fifty one Brazilian reais). Thus, the minimum dividend of 25% (twenty five percent) adjusted net profit amounts to R$ 1,576,854,549.44 (one billion, five hindred seventy six million, eight hundred fifty four thousand, five hundred and fifty four Brazilian reais and forty four cents). Article 5 of the Company Bylaws determines that preferred shares have priority in the receipt of annual dividends at a minimum of 6% (six percent) of the tranche of capital represented by this class of share, or 3% (three percent) of the Shareholder’s Equity of the shares. As at December 31, 2004, the corresponding reference values for the minimum annual dividend are: R$ 156,195,666.93 (one hundred fifty six million,one hundred ninety five thousand, six hundred and sixty six Brazilian reais and ninety three cents), the equivalent of R$ 0.38 (thirty eight cents) per outstanding preferred share; and R$ 196,782,003.26 (one hundred ninety six million, seven hundred eighty two thousand, three Brazilian reais and twenty six cents), the equivalent of R$ 0.47 (forty seven cents), respectively. Therefore, bearing in mind the Company’s prerogative to pay interest on shareholder’s equity, based on articles 42 and 45, of the Company Bylaws, and the Company’s cash situation, the Executive Board proposes the ratification of the approvals given by the Board of Directors, as follows: (a) on April 14, 2004, in the amount of R$ 470,836,327.38 (four hundred seventy million, eight hundred thirty six thousand, three hundred and twenty seven Brazilian reais and thirty eight cents), the equivalent to R$ 0.43 (forty three cents) per outstanding share, paid as interest on shareholder’s equity on April 30, 2004, and (b) on October 13, 2004 in the amount of R$ 1,200,647,483.04 (one billion, two hundred million, six hundred forty seven thousand Brazilian reais and four cents), the equivalent to R$ 1.03 (one Brazilian real and three cents) per outstanding share and R$ 279,762,520.32 (two hundred seventy nine million, seven hundred sixty two thousand, five hundred twenty Brazilian reais and thirty two cents), the equivalent to R$ 0.24 (twenty four cents) per outstanding share paid as interest on shareholder’s equity and as dividends on April 29, 2004, respectively. The Executive Board also proposes the payment of R$ 1,278,512,942.86 (one billion, two hundred seventy eight million, five hundred twelve thousand, nine hundred forty two Brazilian reais and eighty six cents) as interest on shareholder’s equity or dividends, and the Board of Directors may decide about the above said payment ad referendum of the Ordinary General Shareholders Meeting according to article 14, sub paragraph XVI of the Company Bylaws and to article 192 of Law #6,404/76, III — TAX INCENTIVE RESERVE: The Company benefits from income tax exemption on profits from mineral exploration regulated (a) under article 2,

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

paragraph 2 of Decree Law 1,825/80, which provides tax incentives for the Grande Carajás program, today administrated by the Development Agency for Amazônia — ADA, in article 6, paragraph 6 of Decree Law 756/69, related to tax incentives granted on the Ferro Carajás project, and (b) the Legal Report N° 0154/2004 issued by the Northeast Development Agency — ADENE relating to tax incentives granted for the extraction of sodium chloride and potassium chlorate in Sergipe. According to the Company’s books, the value of reduced or exempt income tax in the financial year 2004, is R$ 40,662,573.08 (forty million, six hundred sixty two thousand, five hundred and seventy three Brazilian reais and eight cents). Under the tax legislation governing this incentive, according to article 545 of Income Tax Regulations (RIR), the tax unpaid as a result of this exemption, cannot be distributed to shareholders, and must be placed in a reserve to be used exclusively for capital increases or the absorption of losses. Thus, although this reserve is neither envisaged under the Company Bylaws, nor by Brazilian Corporate Legislation, the destination of this exempted tax is compulsory in practical terms, under the prevailing tax legislation, as if the reserve is not created it could result in the loss of this tax exemption, with a consequent requirement to pay the tax authorities the amount that would be owing. As thus explained, we propose to allocate the following amount to this reserve: R$ 40,662,573.08 (forty million, six hundred sixty two thousand, five hundred and seventy three Brazilian reais and eight cents). IV — EXPANSION RESERVE / INVESTMENT. It is proposed that the remaining balance of earnings accumulated in the amount of R$ 3,077,658,924.16 (three billion, seventy seven million, six hundred fifty eight thousand, nine hundred twenty four Brazilian reais and sixteen cents) be placed in the expansion reserve, to finance the investment projects set out in the Company investment budget. With a view to conforming to Article 196 of Law 6,404/76, the investment budget for the financial year 2005, amounting to a total of R$ 10.8 billion, must be submitted for approval at an Ordinary General Shareholders’ Meeting; V — SUMMARY: This proposal outlines the following suggested application for net income arising from the financial year 2004: ORIGINS: Net earnings for year — R$ 6,459,518,547.20; Realization of unearned income reserve — R$ 211,538,151.00. Total of Origins: R$ 6,671,056,698.20. A P P L I C A T I O N S: Legal reserve — R$ 322,975,927.36; Shareholders remuneration — R$ 3,229,759,273.60; Tax incentive reserve — R$ 40,662,573.08; Expansion / investment reserve - R$ 3,077,658,924.16. Total Applications: R$ 6,671,056,698.20. As previously disclosed, we submit this proposal to the Board of Directors in accordance with the decision of the Executive Board. Rio de Janeiro, March 21, 2005. Roger Agnelli, CEO; Fabio de Oliveira Barbosa, CFO; Gabriel Stoliar, Planning and Management Director; Carla Grasso, Human Resources and Corporate Services Director; Armando de Oliveira Santos, Executive Director for Ferrous Minerals Activities; Guilherme Rodolfo Laager, Executive Director for Logistics; José Carlos Martins, Executive Director for Business Development and Holdings; and José Auto Lancaster Oliveira, Executive Director for Non-Ferrous Minerals Activities.”, consequently was also approved CVRD investment budget for year 2005, for the purpose of attending article 196 of Law 6,404/76;

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

6.4 -	the appointment of the members to the Board of Directors was approved, for a term of until the 2007 Ordinary General Shareholders Meeting is held, as follows:

6.4.1 — verifying that neither the holders of common shares, excluding those under the control of the controlling shareholder, nor the holders of preferred shares, have recommended candidates to represent the minority shareholders on the Board of Directors;

6.4.2 — ratifying the election, according to the process of direct election by the combination of employees for the purposes set out subparagraph § 5º of Article 11 of the Company Bylaws of Eduardo Fernando Jardim Pinto, Brazilian, married, bearer of identity card nr. 444667 SSP/MA, enrolled in the CPF under nr. 226.158.813-53, with his office at Avenida dos Portugueses, s/nº na Praia do Boqueirão, Cidade de São Luis, MA; and José Horta Mafra Costa, Brazilian, married, bearer of identity card nr. 00M-220934 SSP/MG, enrolled in the CPF under nr. 098.371.836-91, with his office at Fazenda Alegria, s/nº — Zona Rural, Município de Mariana, MG; as effective member and respective substitute

6.4.3 — bearing in mind that the Board of Directors is composed of eleven members, according to Article 11 of the Company Bylaws, the following were elected by the shareholder Valepar S.A.:

as board members: Hiroshi Tada, Japanese, married, bearer of passport nr. TG1817655, resident and domiciled at 1-14-14-701 Higashi-Azabu, Minato-ku, Tokyo, Japan; Oscar Augusto de Camargo Filho, Brazilian, divorced, bearer of identity card nr. 1.952.457-2 — SSP/SP, enrolled at the CPF under the nr. 030.754.948-87, with offices at Av. das Américas, 700, Bloco 6, sala 313, Barra da Tijuca, Cidade do Rio de Janeiro, RJ; Sérgio Ricardo Silva Rosa, Brazilian, married, bank employee, bearer of identity card nr. 80333382 — SSP/SP, and enrolled at the CPF under the nr. 003.580.198-00, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; Erik Persson, Brazilian, divorced, bank employee, bearer of identity card nr. 8006144375 — SSP/RS, enrolled at the CPF under the nr. 148.409.280-53, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; Arlindo Magno de Oliveira, Brazilian, married, economist, bearer of identity card nr. 81337966-6 — IFP enrolled at the CPF under the nr. 281.761.977-34, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; Jorge Luiz Pacheco Brazilian, married, economist, bearer of identity card nr. 3158041 — IFP enrolled at the CPF under the nr. 345.466.007-63, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, bearer of identity card nr. 3.076.007-0 issued by SSP/SP and CPF nr 113.119.598-15; with his commercial address at Cidade de Deus s/nº, Vila Yara, Cidade de Osasco, SP; Renato da Cruz Gomes, Brazilian, legally separated, engineer, bearer of identity card nr. 2.659.814 IFP/RJ, enrolled at the CPF under the nr. 426.961.277-00, commercial address at Avenida Paulista nº 1.450, 9º andar, Cidade de São Paulo, SP; Jaques Wagner, Brazilian, married, bearer of identity card nr. 02.286.181-9 IFP/RJ, enrolled at

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

the CPF under the nr. 264.716.307-72, with offices at Av. República do Chile, n° 100, 6º andar, Cidade do Rio de Janeiro, RJ; Francisco Augusto da Costa e Silva, Brazilian, married, bearer of identity card nr. 2.233.546 IFP/RJ, enrolled at the CPF under the nr. 092.297.957-04, with offices at Av. Rio Branco, n° 110, 39º andar, Cidade do Rio de Janeiro, RJ as their respective substitutes: Hidehiro Takahashi; Japanese, married, bearer of identity card nr. RNE W179683-3, enrolled at the CPF under the nr. 949.725.917-49, with offices at Praia do Flamengo, n° 200, 14° andar, Cidade do Rio de Janeiro, RJ; Wanderlei Viçoso Fagundes, Brazilian, married, bearer of identity card nr. 1.957.337, enrolled at the CPF under the nr. 043.341.757-91, with offices at Av. das Américas, 700, Bloco 6, sala 313, Cidade do Rio de Janeiro, RJ; Gerardo Xavier Santiago, Brazilian, single, bearer of identity card nr. 46961108 — DETRAN/RJ, enrolled at the CPF under the nr. 603.267.947-00, with offices at Praia de Botafogo, nº 501 — 4º andar, Rio de Janeiro/RJ; Rita de Cássia Paz Andrade Robles, Brazilian, married, bearer of identity card nr 073.333.353 IFP/RJ, enrolled at the CPF under the nr. 905.684.437-72, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; José Mauro Guahyba de Almeida, Brazilian, married, bearer of identity card nr 18.385.476 IFP/RJ, enrolled at the CPF under the nr.022.181.357/87, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; Sérgio Ricardo Lopes de Farias, Brazilian, married, bearer of identity card nr 053.474.250 IFP/RJ, enrolled at the CPF under the nr. 799.861.537-00, with offices at Praia de Botafogo, nº 501 — 4º andar, Cidade do Rio de Janeiro, RJ; João Moisés de Oliveira, Brazilian, married, economist, bearer of identity card nr. 3.776.190-0, issued by SSP/SP, enrolled at the CPF under the nr. 090.620.258/20, commercial address at Av. Paulista 1.450, 9º floor, São Paulo/SP; Rômulo de Mello Dias, Brazilian, married, economist, bearer of identity card nr. 05.350.467-6, enrolled at the CPF under the nr. 604.722.787-20, commercial address at Av. Paulista 1.450, 9º floor, São Paulo/SP; Luiz Antonio Santos Baptista, Brazilian, bearer of identity card nr. 3.408.408 IFP/RJ, enrolled at the CPF under the nr. 467.551.367-00, with offices at Av. República do Chile, n° 100, 6º andar, Cidade do Rio de Janeiro, RJ. The substitute for Francisco Augusto da Costa e Silva was not elected.

The effective Board of Directors members and their substitutes hereby declare themselves as being totally unencumbered, under the terms of Article 147 of Law Nº 6.404/76, to exercise their respective roles. For the purposes outlined in Article 146, paragraph 2 of Law 6,404/76, Board Member Hiroshi Tada, has nominated and constituted as his proxy: Mr. Yuki Kodera, Japanese, married, lawyer, bearer of identity card nr.RNE V094145/M, enrolled in the CPF under nr. 889.405.946/49, with his Office at Praia do Flamengo, n° 200, 14º andar, Cidade do Rio de Janeiro, RJ.

6.5 -	according to the below procedures, the appointment of the members to the Fiscal Council is approved, for a term of until the 2006 Ordinary General Shareholders Meeting is held, as follows:

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

6.5.1 — Appointed by bearers of preferential “A” shares present, Messrs. Joaquim Vieira Ferreira Levy, Brazilian, married, economist, bearer of identity card nr. 4452103 — SSP-RJ, enrolled in the CPF under nr. 727.920.007-91, with his office at Esplanada dos Ministérios, bloco P, 2 andar, Gabinete/STN, Brasília/ DF, and Tarcísio José Massote Godoy, Brazilian, married, bearer of identity card nr. 554548 — SSP-DF, enrolled in the CPF under nr. 316.688.601-04, with his office at Esplanadas dos Ministérios, Bloco P, Anexo A, 1 andar, Gabinete Adjunto/STN, Brasília, DF, as effective members and respective substitute, as indicated by Federal Union and adhesion of the funds managed by BB Asset Management DTVM S.A., Caixa Econômica Federal, Citibak and Bank Boston.

6.5.2 — Appointed by the other shareholders, Messrs, José Bernardo de Medeiros Neto, Brazilian, married, bearer of identity card nr. 8001736498 — SSP/RS, enrolled in the CPF under nr. 005.573.740-49, resident and domiciled at Rua 24 de outubro, nº 925, apto. 804, Cidade de Porto Alegre, RS; Marcelo Amaral Moraes, Brazilian, married, economist, bearer of identity card nr. 07.178.889-7 — IFP/RJ, enrolled in the CPF under nr 929.390.077-72, with his office at Avenida Paulista, n° 1.450, 9º andar, Cidade de São Paulo, SP; and Oswaldo Mário Pêgo de Amorim Azevedo, Brazilian, married, engineer, bearer of identity card nr 190.839 — Ministério da Marinha, enrolled in the CPF under nr. 005.065.327-04, resident and domiciled at Rua Sacopã, nº 729, apto. 501, Cidade do Rio de Janeiro, RJ, as effective members and Messrs, Milton Lourenço Cabral, Brazilian, married, bearer of identity card nr. 014.044.366 — IFP/RJ, enrolled in the CPF under nr. 289.842.427-72, resident and domiciled at Avenida Prefeito Dulcídio Cardoso, n° 3230, apto.501, bloco 3, Cidade do Rio de Janeiro, RJ; Carlos Tsuyoshi Yamashita, Brazilian, single, bearer of identity card nr. 8.936.660, enrolled in the CPF under nr. 103.701.638-69, with his offices at Avenida Paulista, n° 1.450, 9º andar, Cidade de São Paulo, SP; and Aníbal Moreira dos Santos, Portuguese, married, bearer of identity card nr. 02540478-1 IFP/RJ, enrolled in the CPF under nr. 011.504.567-87, resident and domiciled at Rua Manoel Gomes de Mendonça, 307, Bloco B, apto. 301, Cidade de Salvador, BA, as respective substitutes;

6.6 -	the determination of the annual global remuneration for the management for the year 2005, at up to R$ 53,000,000.00 (fifty thrtee million Brazilian reais) to be distributed by the Board of Directors. Said amount established herein includes remuneration for management, members of Committees and Fiscal Council. Shareholders also decided to re- confirm the change in the reference period for the global remuneration for the year 2004, deliberated in the Extraordinary General Shareholders Meeting held on August 18, 2004, from May 01, 2004 to April 30, 2005 to January 01, 2004 to December 31, 2004;

6.7 -	the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2005 until the holding of the Ordinary General Shareholders Meeting in 2006 at R$ 11,000.00 (eleven thousand Brazilian reais), besides the right to reimbursement of traveling and lodging expenses necessary to the performance of

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

their duties, was approved. The substitutes members will only receive remuneration when substituting for their respective effective members, in case of vacancy.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

6.8 -	the increase in Share Capital through capitalization was approved, with no issue of new shares, pursuant the Executive Board proposal, with favorable opinions from the Board of Directors and Fiscal Council, in the meeting held on March 21, 2005 as follows:

“PROPOSAL FOR INCREASE OF SHARE CAPITAL THROUGH CAPITALIZATION OF RESERVES TO BE DELIBERATED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING. Gentlemen of the Board, The Executive Board of Companhia Vale do Rio Doce hereby presents to the Board of Directors a proposal for increasing the Company’s Share Capital through the capitalization of reserves. Article 199 of Law # 6,404/76 determines that the income reserve balance, except for contingencies and for unearned income, may not exceed the Share Capital. Upon reaching this limit, the shareholder meeting will deliberate on the investment of the excess in Share Capital subscription, Share Capital increase or in the distribution of dividends. Dividend distribution having been made for the financial year ending December 31, 2004, income reserves exceeded Share Capital by R$ 2,350,756,909.44 (two billion three hundred fifty million, seven hundred fifty six thousand, nine hundred and nine Brazilian reais and forty four cents). As a result, the Executive Board proposes the capitalization of part of the expansion / investments reserve of R$ 5,129,318,773.71 (five billion, one hundred twenty nine million, three hundred eighteen thousand, seven hundred and seventy three Brazilian reais and seventy one cents) and the capitalization of part of tax reserves of R$ 525,852,958.44 (five hundred twenty five million, eight hundred fifty two thousand, nine hundred and fifty eight Brazilian reais and forty four cents), capitalization of the exhaustion reserve of R$ 1,004,165,694.77 (one billion, four million, one hundred sixty five thousand, six hundred ninety four Brazilian reais and seventy seven cents) and capitalization of the tax incentive reserve of R$ 40,662,573.08 (forty million, six hundred sixty two thousand, five hundred and seventy three Brazilian reais and eight cents) amounting to R$ 6,700,000,000.00 (six billion seven hundred million Brazilian reais) without the issue of new shares. As a consequence, the Company’s Share Capital of R$ 7,300,000,000.00 (seven billion, three hundred million Brazilian reais), after the capitalization of the mentioned reserves, will amount to R$ 14,000,000,000.00 (forteen billion Brazilian reais). With the approval of this capital increase proposal, the caption of article 5 of the Company Bylaws will read as follows: “Article 5 — The Share Capital is R$ 14,000,000,000.00 (forteen billion Brazilian reais) corresponding to 1,165,677,168 (one billion one hundred sixty five million, six hundred seventy seven thousand, and one hundred sixty eight) book shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred ninety five Brazilian reais and sixty two cents), split

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

into 749,949,429 (seven hundred and forty nine million, nine hundred and forty nine thousand, four hundred and twenty nine) common shares and R$ 4,992,967,604.38 (four billion, nine hundred ninety two million,nine hundred sixty seven thousand, six hundred and four Brazilian reais and thirty eight cents), split into 415,727,739 (four hundred fifteen million, seven hundred twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 03 (three) special class shares, all carrying no nominal value.” This proposal for the capitalization of reserves, and a corresponding increase in Share Capital is as follows: current social capital — R$ 7,300,000,000.00; capitalization of the expansion reserve / investment reserve — R$ 5,129,318,773.71; capitalization of tax reserves of R$ 525,852,958.44, capitalization of the exhaustion reserve of R$ 1,004,165,694.77, capitalization of tax incentive reserve — R$ 40,662,573.08; social capital after capitalization increase — R$ 14,000,000,000.00. As previously disclosed, we are hereby submitting this proposal to Board of Directors, according to deliberation by the Executive Board. Rio de Janeiro, March 21, 2005. Roger Agnelli CEO; Fabio de Oliveira Barbosa, CFO; Gabriel Stoliar, Executive Director for Planning and Control; Carla Grasso, Executive Director for Human Resources and Corporate Services; Armando de Oliveira Santos Neto, Executive Director for Ferrous Minerals; Guilherme Rodolfo Laager, Executive Director for Logistics; José Carlos Martins, Executive Director for Holdings and Business Development; and José Auto Lancaster Oliveira, Executive Director for Non Ferrous Minerals.”

6.9 -	consequently the wording of Article 5 of the Company Bylaws has been altered as follows:

Article 5 — The Share Capital is R$ 14,000,000,000.00 (fourteen billion Brazilian reais) corresponding to 1,165,677,168 (one billion one hundred sixty five million, six hundred seventy seven thousand, and one hundred sixty eight) book shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred ninety five Brazilian reais and sixty two cents), split into 749,949,429 (seven hundred and forty nine million, nine hundred and forty nine thousand, four hundred and twenty nine) common shares and R$ 4,992,967,604.38 (four billion, nine hundred ninety two million,nine hundred sixty seven thousand, six hundred and four Brazilian reais and thirty eight cents), split into 415,727,739 (four hundred fifteen million, seven hundred twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 03 (three) special class shares, all carrying no nominal value.”

6.10 -	confirmed the new text of the CVRD Dividend Policy, approved by the Board of Directors on December 23, 2004, which is valid for the year 2005.

07 -	RECORDING OF THE MINUTES:

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

Pursuant provisions in paragraphs 1 and 2 of Article 130 of Law #6,404/76, in consideration of the deliberations of the shareholders present.

08 -	ADJOURNMENT

At 6 P.M., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes was read, approved and signed by those present.

Rio de Janeiro, April 27, 2005.

Ricardo Carvalho Giambroni
Chairman

Kátia Christina Vasconcelos Rabelo de Melo
Secretary

Renato da Cruz Gomes
VALEPAR S/A representative

Consuelo Ribeiro Betzold
Fundação Vale do Rio Doce de Seguridade Social — VALIA representative

Daniel Alves Ferreira
Representative of Vanguard Emerging Markets Stock Index Fund, Fidelity Investment Trust Latin America Fund, Fidelity Funds — Latin America Fund, Aegon / Transamerica Series Fund, Inc. — Van Kampen Active International Allocation, Bristol County Retirement System, Fifth Third International Equity Fund, iShares MSCI Brazil (Free) Index Fund, General Eletric Pension Trust, AGF Emerging Markets Value Fund, Teacher Retirement System of Texas, Fidelity Latin America Fund, State Street Emerging Markets, Bell Atlantic Master Pension Trust, Pro Funds (Lux) Emerging Markets, Brazil MSCI Emerging Markets Index Common Trust Fund, State of Oregon, Fidelity Advisor Series VIII: Latin America Fund, IBM Tax Deferred Savings Plan, The California State Teachers Retirement System, UBS Pace International Emerging Markets Equity Investments, State of Connecticut Retirement Plans and Trust Funds

Bruno Hermes da Fonseca Rudge
Representative of Classe A Fundo de Investimento de Ações Previdenciário, Dynamo Cougar - Fundo de Investimento em Ações, Fundo de Investimento em Ações Lúmina, Ascese Fundo de Investimento em Ações, Instituto Ambev de Previdência Privada

José Oswaldo Fernandes Caldas Morone

Continuation of Minutes of General and Special Shareholders Meetings held on April 28, 2004.

Representative of Fundo de Investimento em Ações Caixa Vale do Rio Doce, Caixa Fundo Mútuo de Privatização — FGTS Vale do Rio Doce — Migração, Caixa Fundo Mútuo de Privatização - FGTS Vale do Rio Doce I — Caixa FMP — FGTS Vale do Rio Doce I, Caixa Fundo Mútuo de Privatização — FGTS Vale do Rio Doce II — Caixa FMP — FGTS Vale do Rio Doce II

Roy Barbosa de Campos
Representative of BB Private Equity Infraestrutura Nordeste Fundo de Investimento em Ações, BB Top Multi LP Fundo de Investimento Multimercado, BB Top Ações Exportação Fundo de Investimento em Ações, BB Top Ações Dividendos Fundo de Investimento, BB Ações Vale do Rio Doce, BB Fundo Mútuo de Privatização — FGTS Vale do Rio Doce, Brasilprev Renda Total Composto 49 Fundo de Investimento Multimercado, Brasilprev Renda Total Composto 49 II Fundo de Investimento Multimercado, BB Fundo Mútuo de Privatização — FGTS Vale do Rio Doce Migração, BB Unimed RV 15 Fundo de Investimento Multimercado, BB Fundo de Ações Fundo de Investimento em Ações, BB Ações Master Fundo de Investimento em Ações, BB Ações Índice Fundo de Investimento em Ações, BB Patrimonial Ações Fundo de Investimento em Ações, Brasilprev Renda Total Composto 20 Fundo de Investimento Multimercado, Brasilprev Renda Total Composto 20 II Fundo de Investimento Multimercado, Brasilprev Renda Total Composto 20 III Fundo de Investimento Multimercado, Brasilprev Renda Total Composto 20 IV Fundo de Investimento Multimercado, Brasilprev Renda Total Composto 20 V Fundo de Investimento Multimercado

Maria Teresa Pereira Lima
Representative of Federal Union

Rosa Maria dos Santos Borges and Cilene Afra Ramos Nery
Representatives of JP Morgan, depositary Bank of “American Depositary Receipts” — ADRs

Jack Blajchman
Shareholder

Maurício Forjaz H. Pereira
Shareholder

José Teixeira de Oliveira
Shareholder

Gilberto Souza Esmeraldo
Shareholder

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 3, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer